Exhibit 4.7

MATERIAL CHANGE REPORT

Item 1                                                            Name and Address of Company

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”)
666 Burrard Street
Suite 1700
Vancouver, BC
V6C 2X8

Item 2                                                            Date of Material Change

June 22, 2020

Item 3                                                            News Release

A press release describing the material change was issued via the Cision news service on June 22, 2020.

A copy of the press release is also available under the Company’s profile on SEDAR at www.sedar.com.

Item 4                                                            Summary of Material Change

On June 22, 2020, Curaleaf announced it had signed an amended agreement for its acquisition of GR Companies, Inc. (“Grassroots”).

Item 5                                                            Full Description of Material Change

5.1                               Full Description of Material Change

Transaction Terms and Approvals

On July 17, 2019, Curaleaf announced the signing of a definitive agreement to acquire Grassroots (the “Original Merger Agreement”). Under the Original Merger Agreement, the aggregate consideration consisted of:

a)             approximately 102,808,038 subordinate voting shares (“SVS”) of Curaleaf, subject to potential adjustments and escrow arrangements;

b)             a number of SVS equal to the quotient obtained by dividing U.S. $40,000,000 by the higher of (i) the 10-day volume-weighted average price (“VWAP”) per SVS, determined as of the close of business on the last business day prior to the closing date, on the Canadian Securities Exchange (“CSE”) and (ii) eighty-five percent (85%) of the 1-day volume-weighted average price per SVS, determined as of two trading days prior to the closing date, on the CSE; and

c)              U.S. $75 million in cash, subject to certain pre-closing and post-closing adjustments and escrow arrangements as.

On June 22, 2020, Curaleaf announced it had signed an amended agreement for its acquisition of Grassroots. Under the new mutually agreed and amended terms of the agreement (the “Amended Merger Agreement”), the principal component of the transaction consideration remains the same at approximately 102.8 million SVS. The U.S. $75 million cash component of the consideration has been eliminated, while the component of additional SVS to be priced at the 10-day volume-weighted average price prior to closing of the transaction has been increased from U.S. $40 million to approximately U.S. $90.1 million, subject to final adjustment. Accordingly, the total SVS consideration for the transaction is expected to be approximately 118.9 million SVS1. Curaleaf and Grassroots mutually aligned on the updated terms in support of the further optimization of cash, providing maximum flexibility to support the future growth of the business following the close of the transaction. In addition, the parties have resolved that certain Grassroots assets in Illinois, Ohio and Maryland will be designated for sale after closing to comply with local limitations on license ownership. The transaction price remains subject to usual working capital and other adjustments. Curaleaf’s acquisition of Grassroots is currently expected to close upon completion of certain pre-closing conditions within the coming weeks.

Grassroots is a strong market leader throughout the Midwest, with an affiliated portfolio of over 50 dispensary licenses, including more than 30 operational dispensaries. The transaction is expected to strategically accelerate Curaleaf’s expansion into Illinois and Pennsylvania, which are among the largest and fastest-growing cannabis markets in the United States. Grassroots also has a leading presence in new state markets in which Curaleaf does not currently operate, including Arkansas, North Dakota, and Vermont. The transaction is also complementary to Curaleaf’s existing business in seven other states, providing additional scale and operating leverage in major markets such as Arizona, Maryland, Michigan, and Ohio.

The planned integration of Grassroots is expected to expand Curaleaf’s presence from 18 to 23 states, with the combined company having over 135 dispensary licenses, 88 operational dispensary locations, over 30 processing facilities and 22 cultivation sites with 1.6 million square feet of current cultivation capacity.

At closing, security holders in Grassroots will have approximately 18% pro forma ownership of Curaleaf on a fully-diluted basis. The amended terms of the transaction were unanimously approved by the Boards of Directors at both companies.

Upon closing of the transaction, the core security holders of Grassroots will have, as a group, the right to appoint one person to serve on the Curaleaf Board of Directors. Mitch Kahn, co-founder and CEO of Grassroots, will fill the allotted board seat. Kahn co-founded Grassroots in 2014.

The above is a summary of certain material terms of the Amended Merger Agreement and is qualified in its entirety by the full text of the Amended Merger Agreement which is available on SEDAR under the Company’s issuer profile at www.sedar.com.

5.2                               Disclosure for Restructuring Transactions

Not applicable.

Item 6                                                            Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

1  Total SVS of 118.9 million equals the fixed 102.8 million SVS plus an additional 16.1 million SVS which is dependent on the 10-day VWAP of SVS on the CSE of U.S. $5.60 as of June 19, 2020. The actual total number of SVS to be issued at closing will dependent upon the Curaleaf 10-day VWAP on the last trading day prior to closing for the component of additional SVS issued.

Item 7                                                            Omitted Information

Not applicable.

Item 8                                                            Executive Officer

Peter Clateman
Acting General Counsel
+1-781-451-0150

Item 9                                                            Date of Report

July 7, 2020

FORWARD LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward looking information. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects the current beliefs of Curaleaf and is based on information currently available to Curaleaf and on assumptions that Curaleaf believes are reasonable. These assumptions include, but are not limited to, the ability of Curaleaf to complete the transaction described above and the anticipated benefits to Curaleaf of the transaction described above. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Curaleaf to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; the failure of Curaleaf to complete the transaction described above; the ability of Curaleaf to successfully integrate the business of Grassroots and their respective corporate cultures; delay or failure to receive board, shareholder or regulatory approvals; the actual results of future operations; competition; changes in legislation affecting Curaleaf; the timing and availability of external financing on acceptable terms; and lack of qualified, skilled labor or loss of key individuals and the other factors identified in Curaleaf’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2019 and its other public filings with the Canadian Securities Exchange. Although Curaleaf has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information contained in this news release represents the expectations of Curaleaf as of the date of this news release and, accordingly, is subject to change after such date. However, Curaleaf expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.